Exhibits 99.1

COPERNIC INC.

SPECIAL MEETING OF SECURITY HOLDERS
SEPTEMBER 11TH, 2009

Equity Transfer & Trust Company
hereby reports that:

	Security holders present representing		securities

2	Proxy holders present representing	2	securities

122	Management proxies received representing	9,490,142	securities

Total number of securities represented at the meeting

Percentage of 14,637,531 issued & outstanding	%

MANAGEMENT PROXY VOTES

A consolidation resolution approving an amendment to the Company’s article of incorporation to consolidate all of the issued and outstanding common shares on the basis of one (1) post-consolidation share for very two (2) to ten (10) pre-consolidation shares

7,856,667	securities represented by proxy VOTED FOR	(82.79%)

1,633,475	securities represented by proxy VOTED AGAINST	(17.21%)

    Dated this     11th day of September 2009